

Mail Stop 4720

June 21, 2016

<u>Via E-mail</u>
Robert D. Stiles
Chief Financial Officer
8950 Cypress Waters Blvd
Coppell, Texas 75019

> **Re: Nationstar Mortgage Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **Form 8-K Filed May 4, 2016**
> **File No. 001-35449**

Dear Mr. Stiles:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K filed May 4, 2016</u>
<u>Exhibit 99.1</u>

1. You present non-GAAP adjusted earnings of $.27 per share that precedes a GAAP loss of $1.28 per share in your earnings release headline and in the introductory sentence of your press release. This disclosure is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

2. You provide tabular disclosure of your non-GAAP financial measures without preceding it with an equally prominent tabular disclosure of the comparable GAAP measures or

including the comparable GAAP measures in the same table. This disclosure is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

3. Please disclose how your non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations. Please refer to Item 10(e)(i)(C) of Regulation S-K.

Form 10-K for the Period Ended December 31, 2015
Management Discussion and Analysis of Financial Condition and Results of Operations

4. Your reverse mortgage interest increased from $2.5 billion at December 31, 2014 to $7.5 billion at December 31, 2015. Since your reverse mortgage interest represent 45% of your total assets and have a material impact on your results of operations and liquidity based on your Risk Factors disclosures, please disclose the following in future filings:

- Disclose the mortgage servicing fees, performance fees and ancillary fees for your reverse mortgages and discuss and analyze the reasons for increases or decreases in reverse mortgage servicing fees;
- Disclose the methodology and assumptions used to determine the fair value of your fixed-rate and adjustable rate reverse mortgages, including the estimated discount rates, prepayment speeds, home price index, collateral values and the expected weighted average life;
- Disclose the methodology and assumptions used to determine the reserve for servicing losses on reverse mortgages, and
- Disclose the amount of advances on reverse mortgages and discuss and analyze the reasons for increases or decreases in these advances.

5. You disclose in Risk Factors that favorable ratings from rating agencies are important to the conduct of your loan servicing business. Please disclose your residential loan service ratings, including your reverse mortgage servicer rating in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas at (202) 551-3452 or me at (202) 551-3752 if you have any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief